UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2026

Zhang Hong
Chief Executive Officer
Yinfu Gold Corporation
Foreign Trade Group Mansion, Suite 1608
Dongmen Street, Luohu District
Shenzhen, China 518000

Re: Yinfu Gold Corporation
Form 10-K for the Fiscal Year ended March 31, 2025
File No. 333-152242
Filed June 30, 2025

Dear Zhang Hong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation